United States securities and exchange commission logo





                               July 6, 2022

       Jonah Raskas
       Co-Chief Executive Officer and Director
       CHW Acquisition Corp
       2 Manhattanville Road, Suite 403
       Purchase, NY 10577

                                                        Re: CHW Acquisition
Corp
                                                            Amendment No. 4 to
Registration Statement on Form S-4
                                                            Filed July 1, 2022
                                                            File No. 333-263418

       Dear Mr. Raskas:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 29, 2022 letter.

       Amendment No. 4 to Registration Statement on Form S-4 Filed July 1, 2022

       Risk Factors
       In connection with the Business Combination, the Sponsor, and CHW's directors, executive officers, advisors and their affiliates..., page 117

   1. We note your disclosure in response to comment 1 that the PIPE and Backstop Investor has entered into a side
letter agreement to purchase shares from CHW, rather than in the open market. Given such
purchases would still be outside of the tender offer,
                                                        please confirm that the
purchases are consistent with Tender Offers and Schedules C&DI
                                                        Question 166.01, as you
have done with respect to purchases by the Sponsor and the
                                                        directors, executive
officers, advisors and their affiliates on page 117. If not, tell us how they are appropriate
under Rule 14e-5.
 Jonah Raskas
CHW Acquisition Corp
July 6, 2022
Page 2

       Please contact Taylor Beech at 202-551-4515 or Dietrich King at 202-551-8071 with any questions.



                                                         Sincerely,
FirstName LastNameJonah Raskas
                                                         Division of
Corporation Finance
Comapany NameCHW Acquisition Corp
                                                         Office of Trade &
Services
July 6, 2022 Page 2
cc:       Ari Edelman, Esq.
FirstName LastName